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AUG 30 2016
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 67187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/15** (MM/DD/YY) AND ENDING **06/30/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BCS Placements, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Murray Street, No. 8
(No. and Street)

New York	**NY**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith E. Butler **(212) 528-0852**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

RECEIVED
2016 AUG 30 PM 1:23
SEC / TM

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Keith E. Butler**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

BCS Placements, LLC, as

of **June 30**, **2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

8/24/16

Notary Public

SUSAN ANN CUVILLY
Notary Public - State of New York
NO. 01CU6295195
Qualified in Queens County
My Commission Expires Dec 30, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

BCS PLACEMENTS, LLC
Financial Statements
For the Year Ended
June 30, 2016
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of
BCS Placements, LLC

We have audited the accompanying financial statements of BCS Placements, LLC which comprise the statement of financial condition as of June 30, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. BCS Placements, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCS Placements, LLC as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note B to the financial statements and as depicted in the supplementary information, as of June 30, 2016, the Company had a net capital deficiency, which is a violation of SEC Rule 15c3-1. Management's actions regarding this matter are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of BCS Placements, LLC financial statements. The information is the responsibility of BCS Placements, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

August 29, 2016
Atlanta, Georgia

Rubio CPA, PC
RUBIO CPA, PC

BCS Placements, LLC
Statement of Financial Condition
June 30, 2016

ASSETS	
Cash	$ 42,459
Investments - securities owned	13,947
Property and equipment, net of accumulated depreciation of $215,885	212,827
Due from related parties	13,766
Other assets	486,348
TOTAL ASSETS	$ 769,347
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	16,142
Total Liabilities	16,142
Member's Equity	753,205
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 769,347

See notes to financial statements.

BCS Placements, LLC
Statement of Operations
Year Ended June 30, 2016

Revenue	
Interest/Dividend Income	$ 376
Consulting income	26,250
TOTAL REVENUES	26,626
Expenses	
Compensation	16,513
Communications	1,568
Occupancy	35,125
Other operating expenses	55,166
TOTAL EXPENSES	108,372
Net loss on investments	305,687
NET INCOME (LOSS)	$ (387,433)

See notes to financial statements.

BCS Placements, LLC
Statement of Cash Flows
Year Ended June 30, 2016

Cash flows from operating activities:	
Net loss	$ (387,433)
Adjustments to reconcile net loss to net cash used in operating activities:	
Net investment loss	305,687
Depreciation expense	18,212
Changes in assets and liabilities	
Increase in receivable from related party	(6,735)
Due to member	(83)
Decrease in accounts payable and accrued expenses	(7,181)
Net cash used in operating activities	(77,533)
Cash flows from investing activities	
Proceeds from sale of securities owned	179,487
Net cash provided by investing activities	179,487
Cash flows from financing activities:	
Contributions from member	66,200
Member distributions	(138,692)
Net cash used in financing activities	(72,492)
Net increase in cash	29,462
Cash at beginning of year	12,997
Cash at end of year	$ 42,459
Supplemental Disclosures of Cash Flow Information:	
Cash paid for interest	$ 4,015
Capital contributions of securities owned	$ 115,500

See notes to financial statements.

BCS Placements, LLC
Statement of Changes in Member's Equity
Year Ended June 30, 2016

Balance at June 30, 2015	$ 1,097,630
Contributions from member - cash	66,200
Contributions from member - securities owned	115,500
Distributions to member - cash	(138,692)
Net loss	(387,433)
Balance at June 30, 2016	$ 753,205

See notes to financial statements.

BCS PLACEMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
June 30, 2016

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: BCS Placements, LLC (the "Company") is a broker-dealer that focuses on consulting and raising private equity from institutional investors. The Company is organized as a limited liability company in the state of New York. The Company's operations are located in New York, New York. It is approved as a securities broker by the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the state of New York.

Revenue Recognition: The Company recognizes revenues at the time fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, or when certain benchmarks described in the agreement are met, resulting in an irrevocable right to receive revenues.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Office Furniture, Equipment and Leasehold Improvements: Office furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a single-member limited liability company and is not recognized as a reporting entity under the Internal Revenue Code for taxation purposes. Accordingly, the Company does not file a separate income tax return. The effects of the Company's operations are passed through to the member for taxation purposes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Owned: Securities owned consist of investments in publically traded common stocks that are valued at market value. The resulting difference between cost and market (or fair value) is included in the statement of operations. Proprietary securities transactions are reported on the trade date.

Date of Management's Review: Subsequent events were evaluated through August 25, 2016 which is the date the financial statements were available to be issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule l5c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2016, the Company had net capital deficit of ($63,599), which was below its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was (.26) to 1.0. The net capital deficit arose from the Company's failure to maintain fidelity bond coverage at June 30, 2016. The Company returned to compliance with its net capital requirement on August 25, 2016 when fidelity bond coverage was obtained.

NOTE C- INVESTMENTS - SECURITIES OWNED

The Company's investments in common stocks are carried at fair value based on quoted market sources.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE C- INVESTMENTS - SECURITIES OWNED (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2016.

	Fair Value Measurements June 30, 2016	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Investment securities available for sale:				
Common stocks	$ 13,947	$ 13,947		
	$ 13,947	$ 13,947	$0	$0

Fair value of investment securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

BCS PLACEMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
June 30, 2016

NOTE D - PROPERTYAND EQUIPMENT

Property and equipment consist of the following:

Leasehold improvements	$ 359,864
Office equipment	38,787
Furniture and fixtures	30,061
	428,712
Less accumulated depreciation	(215,885)
Net property and equipment	$ 212,827

NOTE F - RELATED PARTY TRANSACTIONS

The Company utilizes office space that is owned by its sole member pursuant to a month-to-month arrangement. During the year ended June 30, 2016, the Company paid approximately $16,913 to or on behalf of the sole member for use of this space. The leasehold improvements included in property and equipment are in the member-owned office space that is occupied by the Company.

NOTE G - OTHER ASSETS

Other assets consist of various pieces of collectible art that are recorded at cost. No depreciation has been recorded due to the lack of determinable economic life. The cost of this art at June 30, 2016 was $486,348.

NOTE H – NET LOSS

The Company had a significant loss in the current fiscal year. Management believes that improving market conditions should enable the Company to improve its financial position during the next fiscal year. In addition, the Member has represented that the Member has the means and will to make capital contributions, if needed, to insure survival of the Company through at least June 30, 2017. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going-concern.

SUPPLEMENTAL INFORMATION

Schedule I

BCS Placements, LLC
Supplemental Information
Pursuant to Rule 17a-5
June 30, 2016

Computation of Net Capital

Total members' equity qualified for net capital	$ 753,205
Deductions and/or charges	
Adjustment for fidelity bond deductible	100,000
Adjusted member's equity	653,205
Non-allowable assets:	
Office furniture and equipment	212,827
Other assets	500,633
Total non-allowable assets	713,460
Net capital before haircuts	(60,255)
Less haircuts on securities positions	$ (3,344)
Net capital	$ (63,599)
Aggregate indebtedness	$ 16,142
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess Net Capital	$ (68,599)
Ratio of aggregate indebtedness to net capital	(.26) to 1

Reconciliation of Computation of Net Capital

Net capital as of June 30, 2016 as reported by BCS Placements, LLC on Form X-17a-5	$ 36,501
Reduction arising from failure to maintain required fidelity bond coverage	(100,000)
Additional haircuts on securities arising from changes in net capital before haircuts	(100)
Net capital, as reported above	(63,599)

BCS PLACEMENTS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JUNE 3O, 2OI5

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JUNE 3O, 2OI5

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BCS Placements, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) BCS Placements, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BCS Placements, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) BCS Placements, LLC stated that BCS Placements, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BCS Placements, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BCS Placements, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

August 29, 2016
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

BCS Placements, LLC

71 Murray St. | 8th Floor | New York, NY 10007

Keith E. Butler
President

212.528.0852
keith.butler@bcsplacements.com

August 25, 2016

Broker Dealers Annual Exemption Report

BCS Placements, LLC claims an exemption from the provisions Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to the paragraph (k)(2)(i) of the Rule.

BCS Placements, LLC met the aforementioned exemption provisions throughout the most recent year ended June 30, 2016 without exception.

Keith Butler

August 24, 2016